September 29, 2004

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:       Thomas A. Jones

Re:          Waters Instruments, Inc.

Schedule 14A Preliminary Proxy Materials

Filed September 15, 2004

Ladies and Gentlemen:

On behalf of Waters Instruments, Inc. (the “Company”), we submit this letter in response to general comments provided by the staff of the Securities and Exchange Commission (the “Staff”) in a telephone conversation on September 16, 2004.  In such conversation,  Staff indicated it was monitoring the Company’s preliminary proxy statement, particularly relating to Proposal No. 2 which related to an increase in the number of authorized shares.   Included with this letter is an excerpt from the Company’s preliminary proxy statement  which has been revised to bifurcate the proposal into two separate proposals and to reflect the general comments provided.  By submitting these suggested changes at this time, we respectfully request that when conducting your review of the preliminary proxy statement, that you issue comments in response to these additional proposed changes as well.

We hope to mail the final proxy statement no later than Wednesday, October 6, 2004 in order to provide adequate time before our now revised annual meeting date of November 3, 2004.  We appreciate your efforts in resolving these outstanding comments prior to our anticipated mailing date.  If you have any questions regarding these matters, please contact me (612-492-7176).

Sincerely,

Elizabeth M. Reiskytl

cc:	Jerry Grabowski

Revised Excerpt from Waters Instruments, Inc. Proxy Statement for Annual Meeting now to be held November 3, 2004:

AMENDMENT TO INCREASE AUTHORIZED SHARES

(Proposal #2)

General

On August 21, 2004, the Board of Directors of the Company unanimously approved an amendment to the Company’s Articles of Incorporation which increases the total number of authorized shares from 5,000,000 common shares, with a par value of $.10 per share, and 120,000 preferred shares, with a par value of $25 per share, to 25,000,000 shares, consisting solely of 20,000,000 common shares and 5,000,000 undesignated shares, each with a par value of $.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the corporation (the “Amendment”). As of September 8, 2004, there were 2,395,796 common shares outstanding and no preferred shares outstanding. The previously authorized preferred shares were eliminated. As of September 8, 2004, the following common shares were reserved for issuance: (i) 449,850 shares under the 1995 Stock Option Plan, of which there are outstanding options to purchase 200,475 shares; (ii) 222,150 shares under the 1997 Associates Stock Purchase Plan; and (iii) 550,000 shares under the 2004 Equity Incentive Plan, of which there are no outstanding options.

Reason for the Amendment

The Board of Directors believes that the proposed increase in the authorized common shares and the inclusion of undesignated shares, following the elimination of the preferred shares, is in the best interests of the Company and its shareholders and believes that it is advisable to authorize such additional shares and have them available in connection with possible future transactions, such as financings, strategic alliances, corporate mergers, acquisitions, possible funding of new product programs or businesses and other uses not presently determinable and as may be deemed feasible and in our best interests.  Given the Company’s recently experienced growth, as evidenced by its acquisition on September 27, 2004 of Rutland Electric Fencing Co. Limited (through its subsidiary, Waters Zareba Systems Europe Limited), combined with plans to further grow the Company and provide greater liquidity to shareholders in the future, the directors desire to maximize its flexibility and availability for future share issuances.  The Company has no current commitments or plans for the issuance of the common shares other than in connection with our employee stock purchase and incentive compensation plans.  Neither the Board of Directors nor management of the Company is aware of any specific effort to accumulate the Company’s securities or to obtain control of the Company by means of a merger, tender offer or solicitation of proxies in opposition to management.

The Company’s existing Articles of Incorporation authorize 5,120,000 shares, consisting of 5,000,000 common shares, with a par value of $.10 per share, and 120,000 preferred shares, with a par value of $25 per share, and do not permit the Board to establish other classes of stock.  The Amendment increases the total number of shares the Company is authorized to issue from 5,120,000 shares to 25,000,000 shares and eliminates the previously authorized preferred shares. The Amendment authorizes the Board to establish from the5,000,000 undesignated shares, by resolution adopted and filed with the Minnesota Secretary of State in the manner provided by law, one or more classes or series (which may include but is not limited to designation as additional common shares) and to fix the relative rights and preferences of each such class or series.  The rights and preferences of such designated shares may include rights far more beneficial to such holders than to the holders of Common Stock, including rights with respect to voting, payment upon liquidation, receipt of dividends, payment of distributions and other preferences.   These shares will be available for issuance by the Board at such times and for such purposes as the Board may deem advisable without further action by the shareholders, except as may be required by law or regulatory authorities.

Approval of an increase in the authorized number of common shares generally empowers the directors of the Company to issue additional common shares without giving notice to the shareholders or obtaining their approval, except in certain circumstances such as in connection with the adoption of certain employee benefit plans or the issuance of private equity that is subject to The Nasdaq Stock Market shareholder approval rules. The Nasdaq rules generally require us to obtain shareholder approval for issuances of common shares in connection with (i) the acquisition of another company if an officer, director or significant shareholder has a 5% or greater interest (or a 10% interest collectively) or the issuance or potential issuance of stock will be equal to 20% or more of the outstanding shares or voting power before the issuance, (ii) the sale of common shares in a private transaction if the sale is equal to 20% or more of the outstanding common shares or voting power and is sold for less than the greater of book or market value of the stock, (iii) the issuance of common shares that results in a change of control or (iv) the adoption of certain stock option or purchase plans or other equity compensation arrangements.

The Amendment will change the par value of the Company’s common shares from $.10 per share to $.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the corporation.  Each share of the Company’s common stock outstanding when the Amendment becomes effective will be reclassified as a share with a par value to $.01 solely for the purposes described above.  This change is intended to make the Company’s Articles of Incorporation consistent with Minnesota’s Business Corporation Act which has essentially eliminated par value, capital surplus and stated capital as operative concepts. No preferred shares are outstanding.

Existing Antitakeover Provisions

The Company’s proposal to increase the authorized number of common shares is not submitted in response to any accumulation of stock or threatened takeover. However, the increase in authorized common stock could, under certain circumstances, be construed as having an anti-takeover effect by, for example, diluting the stock ownership of shareholders and possibly making it more difficult to effect a change in the composition of the Board of Directors through the removal or addition of directors, or to accomplish a given transaction that may be in the shareholders’ interests. Further, the dilutive effect may limit the participation of shareholders in a merger or similar business combination, whether or not such transaction is favored by management. Except as noted below, the Company does not have any provisions in its governing documents that have an anti-takeover effect nor does it have plans to subsequently implement measures having anti-takeover effects. The Company’s existing Articles of Incorporation authorize a class of 120,000 preferred shares that is undesignated as to rights, preferences, privileges and restrictions. The Board has the authority to determine the rights, preferences, privileges and restrictions of these shares in one or more series and to issue such shares without

shareholder approval.   In the event of a proposed merger, tender offer or other attempt to gain control of the Company of which the Board does not approve, the Board could create a series of preferred shares with rights and preferences that could impede the completion of such a transaction and issue such preferred shares to persons who would support the Board in opposing the transaction. Up until the time the preferred shares are eliminated if the Articles are amended as proposed, the Board does not intend to issue any of the currently authorized preferred shares except on terms which the Board deems to be in the best interests of the Company and its then existing shareholders. The Amendment eliminates these preferred shares.

The Company’s Bylaws provide for staggered election of directors, limit the number of directors and restrict the removal of directors.  Paragraph 3.2 of the Company’s Bylaws provides that shareholders shall determine the number of directors at each annual meeting, but restricts the number of directors to not less than three (3) and not more than seven (7) and provides that if there are seven (7) or fewer directors, the Board shall be divided into two classes.  If there are more than seven (7) directors, the directors shall be divided into three classes.  Paragraph 3.2 requires the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power outstanding to amend the provision.  As a result of this provision, the Company’s Board is divided into two classes and one class of directors is elected as each annual meeting for a three-year term.  The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors.  Paragraph 3.3 of the Company’s Bylaws requires an affirmative vote of a majority of the directors to fill newly created directorships.  Paragraph 3.11 of the Company’s Bylaws provides that directors may be removed only for cause by affirmative vote of two-thirds (2/3) of the shareholders or by vote of the majority of the entire Board of Directors.

Potential Additional Antitakeover Plans

The Board of Directors has decided to consider the advisability of adopting anti-takeover defenses.  In its deliberations, the Board has discussed adopting a shareholder rights plan, commonly called a “Poison Pill.”  The Board has not adopted such a plan, but if approval of the proposed Amendment is given, it is likely the Board of Directors will systematically prepare for the adoption of such a plan and, if at the end of its deliberations, determines the adoption of such a plan is in the best interests of the shareholders, will adopt and implement such a plan.

VOTE REQUIRED

According to the Company’s Articles of Incorporation, the vote required to approve the proposed Amendment is (i) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all shares entitled to vote, or (ii) except as otherwise required by law, the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote provided such amendment does not receive the negative vote of the holders of more than twenty-five percent (25%) of the voting power of all shares entitled to vote.

AMENDMENT TO FURTHER INCREASE AUTHORIZED SHARES

(Proposal #3)

General

On August 21, 2004, the Board of Directors of the Company unanimously approved an amendment to the Company’s Articles of Incorporation in addition to the amendment set forth under Proposal #2 above.  This additional amendment would increase the number of undesignated shares by 35,000,000, and thus the total number of authorized shares would be 60,000,000, consisting of 20,000,000 common shares and 40,000,000 undesignated shares, each with a par value of $.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the corporation (the “Amendment”). As of September 8, 2004, there were 2,395,796 common shares outstanding and no preferred shares outstanding. The previously authorized preferred shares were eliminated pursuant to Proposal #2 above. As of September 8, 2004, the following common shares were reserved for issuance: (i) 449,850 shares under the 1995 Stock Option Plan, of which there are outstanding options to purchase 200,475 shares; (ii) 222,150 shares under the 1997 Associates Stock Purchase Plan; and (iii) 550,000 shares under the 2004 Equity Incentive Plan, of which there are no outstanding options.

Reason for the Amendment

The Board of Directors believes that the proposed increase in the authorized undersignated shares is in the best interests of the Company and its shareholders and believes that it is advisable to authorize such additional shares and have them available in connection with possible future transactions, such as financings, strategic alliances, corporate mergers, acquisitions, possible funding of new product programs or businesses and other uses not presently determinable and as may be deemed feasible and in our best interests.  In addition, the Board of Directors believes that it is desirable for the Company to have the flexibility to issue shares of stock without further shareholder action, except as otherwise provided by law.  Given the Company’s recently experienced growth, as evidenced by its recent acquisition on September 27, 2004 of Rutland Electric Fencing Co. Limited (through its subsidiary, Waters Zareba Systems Europe Limited), combined with plans to further grow the Company and provide greater liquidity to shareholders in the future, the directors desire to maximize its flexibility and availability for future share issuances.  The Company has no current commitments or plans to designate shares other than perhaps for a poison pill as discussed above.

Rights and Preferences of the Undesignated Shares

The authorization of undesignated shares in the Company’s Articles of Incorporation allows the Board to establish from such undesignated shares, by resolution adopted and filed with the Minnesota Secretary of State in the manner provided by law, one or more classes or series (which may include but is not limited to designation as additional common shares) and to fix the relative rights and preferences of each such class or series.  As described above in Proposal #2, such rights may be with respect to voting, payment upon liquidation, receipt of dividends, payment of distributions and other preferences, all of which may be far more beneficial to such preferred stock holders than to holders of Common Stock.

VOTE REQUIRED

According to the Company’s Articles of Incorporation, the vote required to approve the proposed Amendment is (i) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all shares entitled to vote, or (ii) except as otherwise required by law, the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote provided such amendment does not receive the negative vote of the holders of more than twenty-five percent (25%) of the voting power of all shares entitled to vote.